November 1, 2010

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Perry Hindin

Special Counsel

Dear Mr. Hindin:

Reference is made to your letter, dated October 27, 2010, regarding the Private Media Group, Inc. Preliminary Proxy Statement on Schedule 14A filed by Consipio Holding BV (“Consipio”) with the Securities and Exchange Commission (the “Commission”) on October 22, 2010 (File No. 0000-25067).

Per your request, Consipio acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Concurrently with the filing of this letter, Consipio is filing a revised Preliminary Proxy Statement to address each of the comments in your letters dated October 27, 2010 and October 28, 2010.

Thank you for your consideration. If you have any questions, please contact our attorney, Richard T. Clampitt, at (619) 230-7753.

Very truly yours,

Jacques de Bliek
Managing Director